CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012

(Expressed in thousands of Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 25, 2014 expressed an unqualified opinion on those financial statements.

(Signed) Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 25, 2014

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Northern Dynasty Minerals Ltd. ( the "Company"), including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR"), as defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS"). The Company’s ICFR includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its CEO and CFO, believe that any system of ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, with the participation of the CEO and the CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2013. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that the Company’s ICFR was effective as at December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2013, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2013, as stated in their report which appears on the following page.

The Company’s management, including its CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by the Company’s Consolidated Financial Statements that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

/s/ Ronald W. Thiessen	/s/ Marchand Snyman

Ronald W. Thiessen	Marchand Snyman
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 25, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 25, 2014

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2013	2012

ASSETS

Noncurrent assets
Investment in the Pebble Limited Partnership	3	$–	$99,336
Mineral property, plant and equipment	4	108,050	1,055
Total noncurrent assets		108,050	100,391

Current assets
Amounts receivable from a related party	8	–	3
Amounts receivable and prepaid expenses	5	6,663	5,003
Restricted cash	6	1,276	–
Cash and cash equivalents	6	25,795	27,537
Total current assets		33,734	32,543

Total Assets		$141,784	$132,934

EQUITY

Capital and reserves
Share capital	7	$389,227	$389,189
Reserves		58,649	51,129
Deficit		(313,948)	(311,425)
Total Equity		133,928	128,893

LIABILITIES

Noncurrent liabilities
Deferred income taxes		3,803	3,632
Total noncurrent liabilties		3,803	3,632

Current liabilities
Payable to a related party	8	459	148
Trade and other payables	9	3,594	261
Total current liabilities		4,053	409

Total Liabilities		7,856	4,041

Total Equity and Liabilities		$141,784	$132,934

The accompanying notes are an integral part of these  consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 25, 2014.  They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive (Income) Loss
(Expressed in thousands of Canadian Dollars, except for share information)

			Year ended December 31
	Notes		2013	2012

Expenses
Exploration and evaluation expenses	11		$1,991	$4,461
General and administrative expenses	11		6,245	6,780
Share-based compensation	7	(b)	641	5,225
Loss from operating activities			8,877	16,466
Foreign exchange (gain) loss			(340)	83
Interest income			(1,136)	(887)
Gain on discontinuance of equity method	3	(b)	(5,062)	–
Loss before tax			2,339	15,662
Deferred Income tax	12		184	–
Loss for the year			$2,523	$15,662

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Foreign exchange translation difference	3, 7	(c)	(6,874)	2,206
Deferred income tax on investment	7	(c)	128	(83)
Reversal of deferred income tax on investment	7	(c)	(141)	–
Other comprehensive (income) loss for the year			$(6,887)	$2,123

Total comprehensive (income) loss for the year			$(4,364)	$17,785

Basic and diluted loss per common share	10		$0.03	$0.16

The accompanying notes are an integral part of these  consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2013	2012

Cash flows from operating activities
Loss for the year		$(2,523)	$(15,662)
Adjustments for items not affecting cash or operating activities:
Foreign exchange (gain) loss		(332)	93
Interest received on cash held		(633)	(445)
Interest receivable on loan	5	(503)	(442)
Gain on discontinuance of equity method	3	(5,062)	–
Deferred income tax recovery	12	184	–
Share-based compensation		641	5,225
		(5,705)	4,431
Changes in non-cash working capital items
Restricted cash	6	(1,269)	–
Decrease in amounts receivable and prepaid expenses		84	48
Decrease in amounts receivable from a related party		3	480
Increase in trade and other payables		1,246	91
Increase in payable to related party		311	148
		375	767

Net cash used in operating activities		(7,853)	(10,464)

Cash flows from investing activity
Cash contribution to the Pebble Limited Partnership	3	(1,055)	–
Net cash received on assuming control of the Pebble Limited Partnership	3	6,507	–
Interest received on cash held		633	445
Net cash from investing activity		6,085	445

Cash flows from financing activity
Common shares issued for cash on exercise of share purchase options		30	97
Net cash from financing activity		30	97

Net decrease in cash and cash equivalents		(1,738)	(9,922)
Effect of exchange rate fluctuations on cash held		(4)	2
Cash and cash equivalents at beginning of the year		27,537	37,457

Cash and cash equivalents at end of the year	6	$25,795	$27,537

Noncash investing and financing activities:

Assets and liabilities held in the Pebble Limited Partnership upon discontinuance of equity method and consolidation in these consolidated financial statements (note 3)

The accompanying notes are an integral part of these  consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			sharebased	translation	Investment
	Number of		payments	reserve	revaluation
	shares	Amount	reserve	(note 7(c))	reserve	Deficit	Total equity

Balance at January 1, 2012	94,978,764	$388,987	$45,664	$2,470	$(2)	$(295,763)	$141,356
Shares issued for cash on exercise of share purchase options	21,000	97	-	-	-	-	97
Fair value of options allocated to shares issued on exercise	-	105	(105)	-	-	-	-
Share-based compensation	-	-	5,225	-	-	-	5,225
Loss for the year	-	-	-	-	-	(15,662)	(15,662)
Other comprehensive loss for the year net of tax	-	-	-	(2,123)	-	-	(2,123)
Balance at December 31, 2012	94,999,764	$389,189	$50,784	$347	$(2)	$(311,425)	$128,893

Shares issued for cash on exercise of share purchase options	10,100	30	-	-	-	-	30
Fair value of options allocated to shares issued on exercise	-	8	(8)	-	-	-	-
Share-based compensation	-	-	641	-	-	-	641
Loss for the year	-	-	-	-	-	(2,523)	(2,523)
Other comprehensive income for the year net of tax	-	-	-	6,887	-	-	6,887
Balance at December 31, 2013	95,009,864	$389,227	$51,417	$7,234	$(2)	$(313,948)	$133,928

The accompanying  notes are an integral  part of these consolidated  financial  statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2013, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. At December 31, 2013, the Group retained a 100% interest in the Pebble Limited Partnership (the "Pebble Partnership") (note 3), which owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at December 31, 2013, the Group has $25.8 million in cash and cash equivalents for its operating requirements. The Group has reviewed all programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner. The Group believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for the foreseeable future. Additional financing, which may include debt, equity or reliance on new joint venture partners, will be required to fund further exploration or development programs at the Pebble Project. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may have to reduce or curtail its operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting year ended December 31, 2013.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value (note f).

The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

(c)	Basis of Consolidation

The Group has determined that the adoption of IFRS 10, Consolidated Financial Statements, does not affect the consolidation status of any of its subsidiaries or investees.

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries and entities controlled by the Company and its subsidiaries listed below:

		Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
U5 Resources Inc.[1] 0796412 BC Ltd.	Nevada, USA British Columbia, Canada	100% 100%	Holding Company Not active
3537137 Canada Inc.	Canada	100%	Holds 20% of NDP	(5)
Northern Dynasty Partnership ("NDP")	Alaska, USA	100%	Holds 99.9% of PLP and 100% of PMC
Pebble Mines Corp. ("PMC")	Delaware, USA	100%	General Partner, holds 0.1% of PLP
Pebble Limited Partnership ("PLP")[4]	Alaska, USA	100%	Holding Company and Exploration of the Pebble Project
Pebble West Claims Corporation[2]	Alaska, USA	100%	Holding Company
Pebble East Claims Corporation[2]	Alaska, USA	100%	Holding Company
Kaskanak Copper LLC	Delaware, USA	100%	Holds 100% of Kaskanak Inc.
Kaskanak Inc.[3]	Alaska, USA	100%	Holding Company

1	Holds the claims purchased from Liberty Star (note 4).
2.	Holds the Pebble Project claims.
3.	Holds the South Pebble, KAK and SP claims.
4.	Holds 100% interest in Pebble East Corporation, Pebble West Corporation and Kaskanak Copper LLC.
5.	The Company holds 80% of NDP.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intraGroup transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Investment in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An investment in a joint venture is accounted for using the equity method. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of changes in net assets of the joint venture attributable to the Group. An investment is accounted for using the equity method from the date on which the investee becomes a joint venture.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of the Pebble Partnership, its subsidiaries and Pebble Mines Corp. is US dollars and for all other entities within the Group, the functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Pebble Partnership’s functional currency is the US dollar. Before assuming control of the Pebble Partnership (note 3), the Group’s investment in the Pebble Partnership joint venture (note 3) was translated at the end of each reporting period and exchange differences arising on translation of the US denominated investment were recognized directly in the foreign currency translation reserve through other comprehensive income or loss.

The results and financial position of entities within the Group which have a functional currency different from that of the Group are translated into Canadian dollars as follows:

  assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date;

  income and expenses for each income statement are translated at average exchange rates for the period; and

  the resulting exchange differences are included in the foreign currency translation reserve within equity.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (currently only of nominal value), and loans and receivables.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets at fair value through profit and loss. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss. At December 31, 2013, the Group’s AFS financial assets have nominal fair value.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables currently comprise (i) amounts receivable including the loan receivable from Liberty Star (note 5), (ii) amounts receivable from a related party ($nil in current year), (iii) cash and cash equivalents and restricted cash (discussed further in note 6(b)).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

The Group’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Group for its programs.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise amounts payable which are only trade and other payables (note 9) and a payable to a related party.

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit and loss and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities. Although the loan receivable from Liberty Star has an equity conversion option, it is not exercisable as the Group has not met the terms as laid out in the letter agreement (note 5).

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

  Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;

  title to the asset is compromised;

  adverse changes in the taxation and regulatory environment;

  adverse changes in variations in commodity prices and markets; and

  variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(h)	Property, Plant and Equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(j)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(k)	Share-based Payment Transactions

Equity-settled share-based payments

The Group operates an equity-settled share-based option plan for its employees and service providers (note 7(b)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche which is expensed on a straight line basis over the vesting period with a corresponding increase in the equity-settled share-based payments reserve in equity. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(n)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset is the Pebble Project, which is located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

The Group uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share purchase options. The weighted average assumptions applied are disclosed in Note 7(b).

ii.

The loan receivable from Liberty Star Uranium & Metals Corp (note 5), which is secured by certain mineral claims, was past due at the end of the reporting period. The Group has not recognised an allowance for doubtful debts because the Group has a reasonable expectation that the loan will be settled by the transfer of the underlying mineral claims by the debtor, of which the recoverable amount exceeds the carrying value of the loan.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position in the Consolidated Financial Statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Critical accounting judgments

These include:

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources, the Group used judgment in determining whether there are facts and circumstances suggesting that the carrying amount of the Group’s exploration and evaluation assets ("E&E assets") may exceed their recoverable amount.

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and of its subsidiaries, management considered the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Group operates.

iii.

The Group applied judgment in determining the classification of its interests in other entities. In particular, the Group determined the level of control or joint control and whether the Group has rights to assets and liabilities or to net assets of the arrangement based on the legal structure and contractual terms of the arrangement and, when relevant, other facts and circumstances . The Group concluded that its previous 50% interest in the Pebble Partnership that the Group held until December 10, 2013, was a joint venture in accordance with IFRS 11.

iv.

The Group used judgment in determining that the acquisition of 50% of the Pebble Partnership should be treated as an asset acquisition and not a business combination under IFRS 3, Business Combinations, and hence the transaction was outside the scope of IFRS 3. The Group considered the current stage of the Pebble Project which has no proven or probable reserves and the fact that the project’s technical feasibility and economic viability has still to be determined or demonstrated.

v.

The Group has employed judgement that going concern was still an appropriate basis for the preparation of the Financial Statements. Although the Group no longer has access to a stream of financing for the development of the Pebble Project with the withdrawal of Anglo American from the Pebble Partnership and Pebble Project, the Group has reviewed all programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner and believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for the next year (refer note 1).

(q)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

Effective January 1, 2013 the Group adopted several new and revised standards, which are described as follows:

Interest in other entities

On January 1, 2013, the Group adopted a package of five new and revised standards relating to interests in other entities namely:

IFRS 10, Consolidated Financial Statements ("IFRS 10");
IFRS 11, Joint Arrangements ("IFRS 10");
IAS 27, Separate Financial Statements (as revised in 2011);
IAS 28, Investments in Associates and Joint Ventures (as revised in 2011); and
IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12").

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

IFRS 10 replaces parts of IAS 27, Consolidated and Separate Financial Statements that deal with consolidated financial statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 establishes control as the basis for determining which entities are consolidated in an entity’s financial statements. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 sets out principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other investees.

IFRS 11 replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Accordingly, the Group has amended its accounting policy (note 2(d)) for the classification of arrangements which are subject to joint control. The Group now classifies any such arrangement as a joint operation or joint venture depending on the rights and obligations of the parties to the joint arrangement. For the arrangement to be classified as a joint operation, the parties that have joint control (referred to as "joint operators") have rights to the assets and obligations for the liabilities relating to the arrangement. In such circumstances the Group as a joint operator recognizes its portion of assets, liabilities, revenues and expenses in accordance with the contractual arrangement. For the arrangement to be classified a joint venture, the parties that have joint control (referred to as "joint venturers") have rights to the net assets of the arrangement, which is determined by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances. When the Group is a joint venturer, it recognizes the joint venture using the equity method of accounting in accordance with IAS 28, Investments in Associates and Joint Ventures (as revised in 2011).

The Group reviewed and assessed the structure and legal form, the terms of the contractual arrangement, and other facts and circumstances in relation to its 50% interest in the Pebble Partnership and determined that, under IFRS 11, the interest was a joint venture and hence continued to employ the equity method of accounting until the Group assumed control of the Pebble Partnership in December 2013 (note 3). The investment was carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses. As the Group’s investment is carried in US dollars, the investment was translated at the end of each reporting period (note 3).

IFRS 12 contains enhanced disclosure requirements to help financial statement users evaluate the nature of, and risks associated with, its interests in subsidiaries and other entities and the effects of those interests on its financial statements. Except for additional disclosures, if any, the adoption of IFRS 12 did not have any impact on the Financial Statements.

Presentation of financial statements

The Group adopted the amendments to IAS 1, Presentation of Financial Statements, which require the separate grouping of items of other comprehensive income into: (i) items that may be reclassified subsequently to profit or loss and (ii) items that will not be reclassified to profit or loss in future periods. If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The Group’s Consolidated Statements of Comprehensive (Income) Loss has been reorganized to comply with the required groupings.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Other new and revised standards

The following other new and revised standards were effective January 1, 2013 for the Group:

  IFRS 13, Fair Value Measurement – The standard did not require any additional disclosure or adjustment to fair value measurement techniques used by the Group;

  IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine – not applicable to the Group as the Pebble Project is not in production; and

  Amendment to IFRS 7, Financial Instruments: Disclosures – The amendment had no impact as the Group has no financial assets and liabilities which were offset on the Statement of Financial Position or were subject to a master netting arrangement.

(r)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial years commencing on January 1, 2014

Amendments to IAS 32, Financial Instruments: Presentation ("IAS 32"), clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of "currently has a legal enforceable right of set-off" and "simultaneous realization and settlement". The amendments apply to annual periods beginning on or after January 1, 2014.

Amendments to IAS 36, Impairment of Assets ("IAS 36"), clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively for annual periods beginning on or after 1 January 2014. Earlier application is permitted except an entity shall not apply those amendments in periods (including comparative periods) in which it does not also apply IFRS 13.

IFRIC 21, Levies ("IFRIC 21"), provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. IFRIC 21 explicitly excludes from its scope, outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability be recognized only when the triggering event specified in the legislature occurs and not before. IFRIC 21 is effective retrospectively for annual periods beginning on or after January 1, 2014.

Effective date to be determined

IFRS 9, Financial Instruments, Classification and Measurement ("IFRS 9"), is the first phase of three phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. In July 2013, the IASB tentatively decided to defer the mandatory effective date and leave that date open pending the finalization of other phases of IFRS 9.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group anticipates that the adoption of the amendments to IAS 32 and IFRS 9 will have no material impact on its consolidated financial statements given the extent of its use of financial instruments in the ordinary course of business. Given that the Group is not subject to levies as defined, the Group does not anticipate the adoption of IFRIC 21 to have a significant impact on the consolidated financial statements. The amendment to IAS 36 will result in additional disclosure if and when the Group impairs non-financial assets.

3.	INVESTMENT UNDER EQUITY METHOD AND DISCONTINUANCE OF EQUITY METHOD

On July 26, 2007, the Group converted a wholly-owned general partnership that held its Pebble Property interest into a limited partnership, the Pebble Partnership. Anglo American plc ("Anglo American") through a wholly-owned subsidiary subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. To maintain its 50% interest in the Pebble Partnership, Anglo American was required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion to fund comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. The Pebble Partnership agreement provided for equal project control rights (joint control) for both partners. The Group determined that its 50% interest in the Pebble Partnership was a joint venture and applied the equity method in accounting for this interest (note 2(q)).

Effective December 10, 2013 (the "Transition Date"), following the withdrawal of Anglo American from the Pebble Partnership, the Group’s ownership in the Pebble Partnership and the Pebble Project increased to 100% as the Pebble Partnership became a wholly-owned subsidiary of the Group. The Group has consolidated the Pebble Partnership in these Financial Statements from the Transition Date.

(a)	The Pebble Limited Partnership under Joint Venture

Since the inception of the Pebble Partnership, the Group has not recognized any share of the losses in the Pebble Partnership as the Group had no obligation in respect to these losses as the agreement with Anglo American stated that the distribution of losses funded by Anglo American were to be allocated 100% to Anglo American until satisfaction of Anglo American’s earn-in expenditures.

The Group’s investment in the Pebble Partnership was carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership were recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 7(c)). The following summarizes the movement in the carrying value of the investment in the Pebble Partnership under joint venture:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Investment in the Pebble Partnership	December 31	December 31
	2013	2012
Carrying value at the beginning of the year	$99,336	$101,542
Cash contribution to Pebble Partnership	1,055	–
Gain on increase in net assets of Pebble Partnership attributable to the Group	5,062	–
Exchange difference on translation of investment in Pebble Partnership (note 7(c))	6,736	(2,206)
Discontinuance of equity method (note 3(b))	(112,189)	–
Carrying value at the end of the year	$–	$99,336

Summary financial information for the equity accounted investee on a 100% basis is as follows:

Assets and Liabilities	December 10	December 31
	2013	2012
Non-current assets	$106,758	$101,344
Current assets	7,509	11,890
Total assets	$114,267	$113,234
Current liabilities	2,078	9,902
Total liabilities	$2,078	$9,902

Losses	Period
	January 1 to	Year Ended
	December 10	December 31
	2013	2012
Net loss for the period	$68,803	$102,863
Net cumulative losses	$590,913	$522,110

Since inception and up to the Transition Date, the Group has not recognized net loss and net cumulative losses of the Pebble Partnership in the Financial Statements of the Group.

(b)	Discontinuance of Equity Method

On the Transition Date, pursuant to the terms of the Pebble Partnership agreement, Anglo American’s ownership share in the Pebble Partnership reverted to the Group for a nominal consideration. Commencing from the Transition Date, the Group has consolidated all entities that comprised the Pebble Partnership (note 2(c)). The Group has determined that as the Pebble Partnership did not meet the definition of a business under IFRS 3 Business Combinations, the change in control of the Pebble Partnership has been accounted for as an asset acquisition in these Financial Statements. On the Transition Date, being the effective date of withdrawal of Anglo American, the Group has allocated the carrying amount of its investment in the Pebble Partnership to assets and liabilities of the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Carrying
value

Carrying amount of investment in Pebble Partnership on the Transition Date (note 3(a))	$112,189

Net assets of Pebble Partnership on the Transition Date
Mineral property, plant and equipment	$106,758
Current assets	7,509
Current Liabilities	(2,078)
Total	$112,189

Subsequent to the Transition Date, the Group recognized $401 (US$377) in expenditures incurred by the Pebble Partnership which has been included in the consolidated statement of comprehensive (income) loss in these Financial Statements.

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

	Mineral Property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$1,055	$–	$1,055
Additions during the period (note 3(b))	105,642	1,222	106,864
Ending balance	$106,697	$1,222	$107,919

Foreign currency translation difference	130	1	131

Net carrying value – Ending balance	$106,827	$1,223	$108,050

Net carrying value – Beginning balance	$1,055	$–	$1,055

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights in Pebble were acquired by the Group in 2001.

The Group’s mineral property interest include mineral claims located to the west of the Pebble Project mineral claims acquired by the Group in 2010 in consideration for a US$1,000,000 ($1,055) cash payment to Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"). Additionally, the Group advanced an aggregate amount of approximately $4 million to Liberty Star, which is secured by additional adjacent mineral claims owned by Liberty Star (note 5).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2013	2012
Sales tax receivable	$94	$177
Amounts receivable	217	–
Loan receivable	5,479	4,639
Prepaid expenses	873	187
Total	$6,663	$5,003

Loan Receivable

The loan receivable comprises the amount advanced to Liberty Star in cash, expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together, the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together, the "Letter Agreement"). The Loan is repayable in cash upon demand by the Group. The Loan accrues interest at 10% per annum, compounded monthly, and is secured by assets and mining claims owned by Liberty Star in Alaska, USA.

The principal amount and accrued interest relating to the Loan are as follows:

	December 31	December 31
	2013	2012
Balance of the principal amount:
Cash advance (US$3,000,000)	$3,191	$2,985
Expenses incurred on behalf of Liberty Star (US$730,174)	776	726
Total principal amount receivable (US$3,730,174)	3,967	3,711
Accumulated accrued interest (2013 - US$1,421,306; 2012 - US$933,012)	1,512	928
Balance at end of year (2013 - US$5,151,480; 2012 - US$4,663,186)	$5,479	$4,639

The Loan was advanced in conjunction with and in anticipation of the acquisition of a mineral property interest, pursuant to the Letter Agreement, which is summarized as follows:

(i)	the Group acquired certain mineral claims from Liberty Star in the vicinity of the Pebble Project mineral claims (note (4)); and

(ii)

the Group and Liberty Star agreed to enter into a joint venture arrangement whereby the Group, subject to an earn-in expenditure requirement, may acquire a 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired in (i) above. Liberty Star’s assets held as collateral for the Loan include, but are not limited to, these mineral claims. The Letter Agreement provides that, in the event of execution of the joint venture agreement, the Group at its sole election can deem all or any part of the Loan to constitute part of the Group’s contribution to the earn-in expenditure requirement or can convert the Loan into Liberty Star’s common shares upon completion of a certain amount of minimum earn-in expenditure.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

In October 2012, as the joint venture agreement contemplated in the Letter Agreement was not executed, the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the "Loan Settlement Agreement") whereby the Group agreed to extinguish the Loan in consideration for receiving title to certain of Liberty Star’s mineral claims which were held as collateral for the Loan. At December 31, 2013, Liberty Star had not completed valid transfer of these claims to the Group and in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement had not closed and the Group retained all its rights under the Letter Agreement. Accordingly, the Group has continued to recognize the Loan as a financial asset in these Financial Statements.

The Group believes that, at December 31, 2013, although the Loan was past due 405 days, the Group does not consider it impaired as the Group is awaiting court judgment on the valid transfer of the Settlement Claims in settlement of the loan. Notwithstanding, the Group has reasonable expectation that it will recover the carrying amount of the Loan by enforcing the legal rights conferred by the Letter Agreement and/or the Loan Settlement Agreement including, but not limited to, the right to receive all or any portion of the mineral claims held as collateral for the Loan.

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2013	2012
Business and savings accounts	$7,334	$5,921
Guaranteed investment certificates	18,461	21,616
Total	$25,795	$27,537

(b)	Restricted Cash

At December 31, 2013, restricted cash in the amount of $1,276 (December 31, 2012 – $nil) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken when it was subject to joint control (note 3(a)). This cash is not available for general use by the Group. As per the terms of Anglo American’s withdrawal from the Pebble Partnership, the Group has a current obligation (note 9) to refund any unutilized balance after a stipulated time period.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2013, the authorized share capital comprised an unlimited (2012 – unlimited) number of common shares with no par value. All issued shares are fully paid.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2011 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of 10% of the Group's outstanding common shares, calculated from time to time. Pursuant to the 2011 Rolling Option Plan, if outstanding share purchase options are exercised and the number of issued and outstanding common shares of the Group increases, then the share purchase options available to grant under the plan increase proportionately. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Share purchase options can have a maximum term of ten years (although share purchase options have generally been granted with terms of three or five years) and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested share purchase options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the share purchase options are granted.

The following reconciles the Group’s share purchase options outstanding at the beginning and end of the year:

	2013		2012
				Weighted
		Weighted		average
	Number of	average	Number of	exercise
	share purchase	exercise price	share purchase	price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of year	7,611,530	7.00	8,306,782	8.71
Granted	–	–	2,199,500	3.00
Exercised	(10,100)	3.00	(21,000)	4.62
Expired	(1,800,830)	7.79	(1,930,052)	6.01
Forfeited	(64,000)	4.26	(82,700)	7.77
Cancelled	(2,000,900)	11.76	(861,000)	15.44
Balance at end of year	3,735,700	4.13	7,611,530	7.00

The following table summarizes share purchase options exercised in 2013:

		Weighted average	Weighted average
	Share purchase	exercise price	market share price
Date	options exercised	($/option)	on exercise ($)
April 1, 2013	10,100	3.00	3.15

The following table summarizes share purchase options exercised in 2012:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		Weighted average	Weighted average
	Share purchase	exercise price	market share price
Date	options exercised	($/option)	on exercise ($)
January 27, 2012	17,000	5.00	7.85
October 5, 2012	4,000	3.00	4.45
	21,000	4.62	7.23

For share purchase options granted in 2012, the weighted average fair value was estimated at $0.87 per option and was based on the Black-Scholes option pricing model using the following assumptions:

Assumptions
Risk-free interest rate	1.11%
Expected life	3.43 years
Expected volatility	60%
Grant date share price	$2.38
Expected dividend yield	Nil

The following table summarizes information about the Group’s share purchase options outstanding at the end of the year:

	Share purchase options outstanding			Share purchase options exercisable
			Weighted			Weighted
		Weighted	average	Number of	Weighted	average
	Number of	average	remaining	share	average	remaining
	share	exercise	contractual	purchase	exercise	contractual
Exercise	purchase options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
3.00	2,017,700	3.00	1.91	2,017,700	3.00	1.91
5.00 – 5.35	1,643,000	5.01	0.09	1,643,000	5.01	0.09
15.44	75,000	15.44	0.92	75,000	15.44	0.92
	3,735,700	4.13	1.09	3,735,700	4.13	1.09

(c)	Foreign Currency Translation Reserve

	Year ended December 31
	2013	2012
Balance at beginning of year	$347	$2,470
Foreign exchange translation differences
Exchange gain (loss) on translation of the investment in the Pebble Partnership under joint venture (note 3(a))	6,736	(2,206)
Exchange gain on translation of the Pebble Partnership as a foreign subsidiary (note 3(b))	138	–
Total foreign exchange translation difference for the year	6,874	(2,206)
Deferred income tax on investment	(128)	83
Reversal of deferred income tax on investment	141	–
Balance at the end of year	$7,234	$347

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the Pebble Partnership, which has a US dollar functional currency.

The Company has not reallocated the accumulated foreign exchange translation reserve attributable to the translation of the Pebble Partnership under joint arrangement upon discontinuance of the equity method (note 3(b)), as the transition from joint control to the Group’s control was accounted for using the historical cost of the investment.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(b)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development; Vice President ("VP") Corporate Communications, VP, Engineering and VP, Public Affairs, were as follows:

	Year ended December 31
Compensation	2013	2012
Short-term employee benefits (i)	$2,517	$2,222
Share-based compensation	230	2,781
Total	$2,747	$5,003

(i)	Short-term employee benefits include salaries and directors fees.

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Year ended December 31
Transactions	2013	2012
Entity with significant influence (a)
Services rendered to the Group	$4,181	$3,531
Reimbursement of third party expenses incurred on behalf of the Group	829	1,129
Total paid by the Group	$5,010	$4,660
Jointly controlled entity (b)
Reimbursement of third party expenses incurred by the Group	$(90)	$(25)
Total reimbursed (to) the Group	$(90)	$(25)

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	December 31		December 31
Balances receivable from related parties	2013		2012
		$
Jointly controlled entity (b)	$–		3
		$
Total	$–		3

	December 31	December 31
Balances payable to related parties	2013	2012
Entity with significant influence over the Group (a)	$459	$148
Total	$459	$148

(a)

Hunter Dickinson Services Inc. ("HDSI"), a private company, provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

(b)	The Group incurred costs on behalf of the Pebble Partnership while under joint control (note 3(a)), which were reimbursed at cost.

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2013	2012
Trade	$2,318	$261
Other (note 6 (b))	1,276	–
Total	$3,594	$261

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	December 31	December 31
	2013	2012
Loss attributable to common shareholders	$2,523	$15,662
Weighted average number of common shares outstanding (000s)	95,007	94,995

Diluted loss per share did not include the effect of the of share purchase options outstanding as they are anti-dilutive.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

11.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses are as follows:

	Year ended December 31
	2013	2012
Exploration and evaluation expenses	$992	$856
General and administration expenses	3,389	2,874
Share-based compensation	641	5,225
Total	$5,022	$8,955

12.	INCOME TAX EXPENSE

	Year ended December 31
	2013	2012
Current tax expense (recovery)

Current expense (recovery)	$–	$–
Current income tax expense (recovery)	$–	$–

Deferred income tax expense

Current expense	$184	$–
Deferred income tax expense	$184	$–

	Year ended December 31
Reconciliation of effective tax rate	2013	2012

(Loss) for the period	$(2,523)	$(15,662)
Total income tax expense (recovery)	184	–
(Loss) excluding income tax	(2,339)	(15,662)
Income tax using the Company's domestic tax rate	(602)	(3,916)
Non-deductible expenses and other	336	1,322
Increase in statutory tax rates	(1,465)	–
Foreign exchange	13	83
Deferred income tax assets not recognized	1,902	2,511
	$184	$–

The Company's domestic tax rate for the year was 25.75% (2012 – 25.00%) .

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	December 31	December 31
Deferred income tax assets (liabilities)	2013	2012
Resource pool	$–	$21,144
Tax losses	115	58
Net deferred income tax assets	115	21,202
Resource property/investment in Pebble Partnership	(3,901)	(24,834)
Equipment	(17)	–
Net deferred income tax liability	$(3,803)	$(3,632)

The Group had the following temporary differences at December 31, 2013 in respect of which no deferred tax asset has been recognized:

Expiry	Tax losses	Resource pools	Other
Within one year	$–	$–	$–
One to five years	–	–	1,311
After five years	41,075	–	–
No expiry date	41	106,666	93
Total	$41,116	$106,666	$1,404

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches for which deferred tax liabilities have not been recognized of approximately $9.5 million.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash, amounts receivable and amounts receivable from related parties. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. Amounts receivable (note 5) are primarily comprised of a secured loan and other receivable balances with government agencies.

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash. The Group’s cash and cash equivalents and restricted cash are currently invested in business accounts and guaranteed investment certificates which are available on demand.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group’s financial liabilities are comprised of trade and other payables (note 9) and payable to a related party (note 8), which are due for payment within 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign exchange risk

The Group is exposed to foreign exchange risk in respect to its US dollar-denominated cash and cash equivalents, restricted cash, loan receivable, and trade and other payables. Additionally certain of the Group’s corporate expenses are incurred in US dollars. As a consequence, the Group’s results from its operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's financial assets to foreign exchange risk is as follows:

Currency	December 31, 2013			December 31, 2012
	US dollar			US dollar		Amount in
	amount		Amount in	amount		Canadian
US dollars – Financial assets	(000s	)	Canadian dollars	(000s	)	dollars

Amounts receivable	$5,360		$5,701	$4,663		$4,639
Cash and cash equivalents and restricted cash	7,083		7,534	45		45
Total exposed to currency risk	$12,443		$13,235	$4,708		$4,684

The exposure of the Group's financial liabilities to foreign exchange risk is as follows:

Currency	December 31, 2013			December 31, 2012
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial liabilities	(000s	)	dollars	(000s	)	dollars

Trade and other payables	$3,197		$3,400	$40		$40
Total exposed to currency risk	$3,197		$3,400	$40		$40

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar relative to the US dollar would result in a decrease in the loss of approximately $983 in the year (2012 – $465). This sensitivity analysis includes only outstanding foreign currency denominated monetary items, and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Interest rate risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss as follows:

	December 31	December 31
	2013	2012
Effect on loss	$267	$325

(e)	Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Group's approach to capital management during the year.

The Group is not subject to any externally imposed capital requirements.

(f)	Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

14.	COMMITMENTS AND CONTINGENCIES

The Group has the following commitments:

	2014		2015		2016
	(000s	)	(000s	)	(000s	)
Anchorage office lease (i)	US$ 740		US$ 763		US$ 651
Anchorage communication lease (ii)	144		84		–
Pebble Project site lease (iii)	780		260		–
Total	US$ 1,664		US$ 1,107		US$ 651
Total using year end rate of $1.0636/US$	$1,770		$1,177		$692

(i)	Original term of 5 years expires on October 31, 2016.
(ii)	Lease term expires on July 31, 2015.
(iii)	Lease for accommodation at site, expires on April 30, 2015.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

After the reporting period, the Group entered into a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent of approximately US$218,000 ($232). The term of the sub-lease expires on October 31, 2016.

15.	EVENTS AFTER THE REPORTING PERIOD

The Group granted 4,494,600 options at an exercise price of $1.77 per option with expiry dates of February 26, 2017 and 2019. 1,795,800 options expired unexercised with a weighted average exercise price of $5.17 per option with various expiry dates.